EXHIBIT 99.1
Press Release

Basel, June 3, 1999

Roche intends to exercise its Genentech call option
Roche will continue Genentech as an independent company through the subsequent public offering of Genentech shares

Roche today announced the intention to exercise its option to have Genentech, Inc. (NYSE:GNE) redeem all of Genentech's shares not owned by Roche, based on the terms of the agreement it reached with the US biotechnology company in 1990 and renegotiated in 1995. In addition, after the redemption is completed, Roche intends to publicly sell up to 19% of Genentech shares and continue the company as a publicly traded, independent legal entity.

Roche will complete the purchase of Genentech according to its longstanding option agreement, however Roche intends to publicly sell the shares with a filing of the registration statement by mid-June. "We believe in the value and unique culture of Genentech", said Franz B. Humer, Roche's chief executive officer. "By publicly selling a portion of shares, the US biotechnology pioneer will maintain its independent operations as it continues to pursue its mission to provide important products for patients and an opportunity for financial growth. Roche looks forward to continuity of management under the leadership of Arthur Levinson."

"We are very pleased with the plan to sell publicly a portion of Genentech's stock, which will allow us to continue our work as an independent company", said Arthur D. Levinson, Ph.D., Genentech's president and chief executive officer. "This new arrangement with Roche will allow us to continue to implement our strategic plan focused on bringing important new products to patients and increased value to shareholders."

Roche expects to publicly sell Genentech shares after the redemption is completed and the registration statement is filed, which is expected by mid-June. The public offering will be made only by means of a prospectus. Roche will remain the majority shareholder of Genentech, and there will be no future put or call agreements in place.

Upon receiving the official call notification from Roche, Genentech will redeem its shares of Callable Putable Common Stock. Genentech will send a redemption notice to each shareholder informing them of the process to redeem the shares for $82.50 each. Genentech will appoint a depository that will receive the funds from Roche to pay each shareholder.